Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund September 2013 Update
October 18, 2013

Supplement dated October 18, 2013 to Prospectus dated April 30, 2013
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.9%	-8.3%	$22.8M	$1,115.75
B	-0.9%	-8.7%	$236.4M	$935.67
Legacy 1	-0.7%	-6.7%	$3.8M	$817.48
Legacy 2	-0.7%	-6.9%	$8.0M	$805.33
Global 1	-0.6%	-6.3%	$9.7M	$792.55
Global 2	-0.6%	-6.4%	$18.5M	$781.69
Global 3	-0.8%	-7.7%	$182.0M	$720.19
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The U.S. dollar declined sharply against global counterparts after the Federal Reserve implied monetary stimulus may continue into 2014.  The Canadian dollar rallied due to increases in commodity prices and in anticipation ongoing quantitative easing in the U.S. will benefit the Canadian economy.  The British pound strengthened as economic indicators provided support for a bullish economic outlook.

Energy: Crude oil markets rallied sharply during early September over fears a possible intervention by the U.S. in the Syrian conflict could disrupt Middle Eastern supplies. As the likelihood of U.S. involvement fell, concerns began to ease and drove crude oil prices sharply lower.  Forecasts for weak industrial demand added further pressure and caused crude oil prices to finish the month lower.

Equities: Global equity markets rallied on upbeat economic data in Europe and hopes for ongoing stimulus in the U.S.

Fixed Income: U.S. Treasury markets finished higher as uncertainty surrounding the U.S. fiscal policy decisions shifted investor focus towards safe-haven debt instruments.  German Bund markets finished lower due to losses fostered by sharp rallies in the global equity markets and early-month bullish economic data in the U.S.

Grains/Foods: Corn and soybean prices fell over 10% as U.S. Department of Agriculture data forecasted stronger-than-expected supplies.  Wheat markets rallied due to strong U.S. exports data.  Cocoa markets moved higher because of increased global demand and unfavorable weather conditions in West Africa.

Metals: Precious metals markets fell as investors liquidated dollar-hedging assets in anticipation U.S. policy makers will continue quantitative easing initiatives.  Conversely, base metals markets moved sharply higher as speculators believed ongoing stimulus would bode well for industrial production.

Additional information:
The Fund’s Account Statement, including the net asset value per share, and related information is available to all investors online at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$1,661,321	-$7,587,747
Change In Unrealized Income (Loss)	-2,861,211	-6,517,270
Brokerage Commission	-154,859	-2,124,865
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-479,505	-4,415,135
Change in Accrued Commission	6,512	12,372
Net Trading Income (Loss)	-1,827,742	-20,655,253

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$77,349	$533,840
Interest, Other	30,716	432,401
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-1,719,677	-19,689,012

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	339,818
Operating Expenses	104,642	1,091,706
Organization and Offering Expenses	121,458	1,264,968
Brokerage Expenses	2,345,825	24,549,669
Dividend Expenses	0	0
Total Expenses	2,571,925	27,246,161

Net Income (Loss)	-$4,291,602	-$46,935,173

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$499,019,122	$636,740,049
Additions	4,502,245	26,206,065
Net Income (Loss)	-4,291,602	-46,935,172
Redemptions	-18,071,953	-134,853,130
Balance at September 30, 2013	$481,157,812	$481,157,812

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,115.752	20,395.81816	$22,756,675	-0.87%	-8.27%
B	$935.668	252,629.15045	$236,377,138	-0.93%	-8.71%
Legacy 1	$817.484	4,663.94142	$3,812,696	-0.68%	-6.69%
Legacy 2	$805.333	9,987.99641	$8,043,658	-0.70%	-6.86%
Global 1	$792.551	12,183.28536	$9,655,880	-0.63%	-6.26%
Global 2	$781.692	23,716.88620	$18,539,302	-0.65%	-6.44%
Global 3	$720.193	252,671.78213	$181,972,464	-0.79%	-7.66%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership